June 11, 2026

Thomas Lingelbach
Chief Executive Officer
Valneva SE
  lot Saint Joseph Bureaux Convergence
12T Quai Perrache
69002 Lyon France

        Re: Valneva SE
            Registration Statement on Form F-3
            Filed June 4, 2026
            File No. 333-296504
Dear Thomas Lingelbach:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Courtney Thorne, Esq.